Assured Equities IV Corporation
136 East 8th Street, Number 298
Port Angeles, WA 98362

September 18, 2009

United Sates Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE, Mail Stop 3561
Washington, D.C. 20549

SUBJECT: Request for Withdrawal of Form 10-12G, Amendments 1, 2 and 3 and other documents/filings associated with/for Assured Equities IV Corporation under the 34 Act.

                    Accession Numbers for this Request for Withdrawal:

Form 10-12G: 0001447256-09-000003
Form 10-12G: 0001447256-09-000010
Form 10-12G: 0001447256-09-000021
Form 10-12G: 0001447256-09-000022
Form 10-12G: 0001447256-09-000023
Form 10-12G: 0001447256-09-000024
Form 10-12G: 0001447256-09-000025
Form 10-12G: 0001447256-09-000026
Form 10-12G: 0001447256-09-000029
Form 10-12G: 0001447256-09-000030
Form 10-12G: 0001447256-09-000032
Form 10-12G: 0001447256-09-000033
Form 10-12G: 0001447256-09-000034

To Whom It May Concern:

We request withdrawal of subject Form 10-12G, Amendments 1, 2, 3 and all other related documents and filings, identified by the SEC Assession Numbers above, for Assured Equities IV Corporation.

Reason for withdrawal request: to prevent/avoid the filing(s) from going active and to provide additional time to respond to and clear any and all Commission comments.

Thank you for your assistance in this matter.

Regards,

s/s William D. Kyle
William D. Kyle
President